NORSTAN, INC.
5101 Shady Oak Road
Minnetonka, MN 55343

January 18, 2005

VIA EDGAR, FAX & FEDERAL EXPRESS

Michael Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Norstan, Inc.
Schedule 14D-9 filed December 23, 2004
File No. 5-15836

Dear Mr. Pressman:

     In response to the staff’s comments in your letter dated January 11, 2005 with respect to the Schedule 14D-9 referred to above, filed herewith is Amendment No. 1 on Schedule 14D-9/A of Norstan, Inc. (the “Company”). As you requested in your letter dated January 11, 2005, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NORSTAN, INC.
By:	/s/ Scott G. Christian
Name:	Scott G. Christian
Title:	President and Chief Executive Officer